Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	38,425,541	21,594,871	3,351,471
Restricted cash	78,010	3,655,717	567,358
Short-term investment	3,950,747	21,706,448	3,368,788
Trade and notes receivable	1,123,920	3,322,076	515,578
Amounts due from related parties	169,288	1,048,656	162,749
Inventory	1,081,553	1,703,005	264,302
Prepayments and other current assets	1,422,403	1,332,340	206,776
Expected credit loss provision – current	(44,645)	(47,682)	(7,400)
Total current assets	46,206,817	54,315,431	8,429,622
Non-current assets:
Long-term restricted cash	41,547	44,385	6,888
Property, plant and equipment, net	4,996,228	6,032,503	936,230
Intangible assets, net	613	3	—
Land use rights, net	203,968	200,333	31,091
Long-term investments	300,121	1,307,975	202,995
Amounts due from related parties	617	—	—
Right-of-use assets – operating lease	1,350,294	2,348,642	364,504
Other non-current assets	1,561,755	4,813,221	747,000
Expected credit loss provision – non-current	(20,031)	(51,633)	(8,013)
Total non-current assets	8,435,112	14,695,429	2,280,695
Total assets	54,641,929	69,010,860	10,710,317
LIABILITIES
Current liabilities:
Short-term borrowings	1,550,000	5,310,000	824,099
Trade and notes payable	6,368,253	10,798,315	1,675,872
Amounts due to related parties	344,603	810,104	125,726
Taxes payable	181,658	184,766	28,675
Current portion of operating lease liabilities	547,142	646,887	100,395
Current portion of long-term borrowings	380,560	1,562,777	242,539
Accruals and other liabilities	4,604,024	7,290,806	1,131,516
Total current liabilities	13,976,240	26,603,655	4,128,822
Non-current liabilities:
Long-term borrowings	5,938,279	9,826,612	1,525,066
Non-current operating lease liabilities	1,015,261	1,792,738	278,229
Other non-current liabilities	1,849,906	3,055,570	474,217
Total non-current liabilities	8,803,446	14,674,920	2,277,512
Total liabilities	22,779,686	41,278,575	6,406,334
Commitments and contingencies (Note 24)

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	4,691,287	3,210,985	498,337
Total mezzanine equity	4,691,287	3,210,985	498,337
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,503,736,290 and 2,503,736,290 shares authorized; 1,252,237,171 and 1,332,262,136 shares issued; 1,249,745,456 and 1,313,779,445 shares outstanding as of December 31, 2020 and September 30, 2021, respectively)	2,205	2,334	362
Class B Ordinary Shares (US$0.00025 par value; 128,293,932 shares authorized, issued and outstanding as of December 31, 2020 and September 30, 2021)	220	220	34
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2020 and September 30, 2021)	254	254	39
Less: Treasury shares (2,491,715 and 18,482,691 shares as of December 31, 2020 and September 30, 2021, respectively)	—	(1,849,600)	(287,053)
Additional paid in capital	78,880,014	80,022,293	12,419,266
Accumulated other comprehensive loss	(65,452)	(234,396)	(36,378)
Accumulated deficit	(51,648,410)	(53,521,799)	(8,306,453)

Total NIO Inc. shareholders’ equity	27,168,831	24,419,306	3,789,817

Non-controlling interests	2,125	101,994	15,829

Total shareholders’ equity	27,170,956	24,521,300	3,805,646

Total liabilities, mezzanine equity and shareholders’ equity	54,641,929	69,010,860	10,710,317

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	USD
			Note 2(e)
Revenue:
Vehicle sales	9,008,474	23,954,365	3,717,659
Other sales	608,368	2,281,316	354,055
Total revenues	9,616,842	26,235,681	4,071,714
Cost of sales:
Vehicle sales	(8,146,439)	(19,225,123)	(2,983,692)
Other sales	(738,929)	(1,888,669)	(293,117)
Total cost of sales	(8,885,368)	(21,113,792)	(3,276,809)
Gross profit	731,474	5,121,889	794,905
Operating expenses:
Research and development	(1,658,327)	(2,763,336)	(428,863)
Selling, general and administrative	(2,725,465)	(4,519,883)	(701,475)
Other operating (loss)/income, net	(23,941)	110,158	17,096
Total operating expenses	(4,407,733)	(7,173,061)	(1,113,242)
Loss from operations	(3,676,259)	(2,051,172)	(318,337)
Interest income	89,885	552,772	85,789
Interest expenses	(332,174)	(561,473)	(87,139)
Share of (losses)/profits of equity investees, net of tax	(32,061)	64,207	9,965
Other income, net	39,854	131,164	20,356
Loss before income tax expense	(3,910,755)	(1,864,502)	(289,366)
Income tax expense	(4,704)	(9,018)	(1,400)
Net loss	(3,915,459)	(1,873,520)	(290,766)
Accretion on redeemable non-controlling interests to redemption value	(205,864)	(6,519,698)	(1,011,841)
Net loss attributable to non-controlling interests	2,703	131	20
Net loss attributable to ordinary shareholders of NIO Inc.	(4,118,620)	(8,393,087)	(1,302,587)
Net loss	(3,915,459)	(1,873,520)	(290,766)
Other comprehensive income/(losses)
Foreign currency translation adjustment, net of nil tax	104,920	(168,944)	(26,220)
Total other comprehensive income/(losses)	104,920	(168,944)	(26,220)
Total comprehensive loss	(3,810,539)	(2,042,464)	(316,986)
Accretion on redeemable non-controlling interests to redemption value	(205,864)	(6,519,698)	(1,011,841)
Net loss attributable to non-controlling interests	2,703	131	20
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(4,013,700)	(8,562,031)	(1,328,807)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,100,928,485	1,561,225,055	1,561,225,055
Net loss per share attributable to ordinary shareholders
Basic and diluted	(3.74)	(5.38)	(0.83)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	1,100,928,485	1,561,225,055	1,561,225,055
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.74)	(5.38)	(0.83)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) / EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	(Deficit)/Equity
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)
Cumulative effect of adoption of new accounting standard	—	—	—	—	—	—	(22,969)	(22,969)	—	(22,969)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(205,864)	—	—	(205,864)	—	(205,864)
Issuance of ordinary shares	184,575,000	321	—	—	14,923,086	—	—	14,923,407	—	14,923,407
Issuance of restricted share units	2,203,469	4	(2,203,469)	—	54,508	—	—	54,512	—	54,512
Conversion of convertible notes to ordinary shares	142,639,348	243	—	—	3,131,661	—	—	3,131,904	—	3,131,904
Exercise of share options	11,178,942	19	354,181	—	121,887	—	—	121,906	—	121,906
Vesting of restricted shares	—	—	2,197,366	—	3,114	—	—	3,114	—	3,114
Vesting of share options	—	—	—	—	123,780	—	—	123,780	—	123,780
Cancellation of restricted shares	(12,516)	—	12,516	—	—	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(15,000)	(15,000)
Foreign currency translation adjustment	—	—	—	—	—	104,920	—	104,920	—	104,920
Net loss	—	—	—	—	—	—	(3,912,756)	(3,912,756)	(2,703)	(3,915,459)
Balance as of September 30, 2020	1,408,052,120	2,414	(2,634,623)	—	58,380,028	(98,128)	(50,262,046)	8,022,268	4,384	8,026,652

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) / EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Loss	Deficit	Equity	Interests	Equity
Balance as of December 31, 2020	1,529,031,103	2,679	(2,491,715)	—	78,880,014	(65,452)	(51,648,410)	27,168,831	2,125	27,170,956
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(6,519,698)	—	—	(6,519,698)	—	(6,519,698)
Settlement of capped call options and zero strike call options (Note 11(ii))	—	—	(16,402,643)	(1,849,600)	1,849,600	—	—	—	—	—
Conversion of convertible senior notes to ordinary shares - related parties	7,219,872	12	—	—	148,381	—	—	148,393	—	148,393
Conversion of convertible senior notes to ordinary shares -third party	62,486,411	101	—	—	4,198,347	—	—	4,198,448	—	4,198,448
Capital injection from non-controlling interests (Note 2(n))	—	—	—	—	—	—	—	—	100,000	100,000
Issuance of ordinary shares	2,593,179	4	—	—	602,810	—	—	602,814	—	602,814
Exercise of share options	7,328,883	12	223,324	—	100,521	—	—	100,533	—	100,533
Vesting of restricted shares	35,587	—	—	—	224,142	—	—	224,142	—	224,142
Issuance of restricted shares	549,376	—	—	—	148,869	—	—	148,869	—	148,869
Vesting of share options	—	—	—	—	389,307	—	—	389,307	—	389,307
Cancellation of restricted shares	(188,343)	—	188,343	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(168,944)	—	(168,944)	—	(168,944)
Net loss	—	—	—	—	—	—	(1,873,389)	(1,873,389)	(131)	(1,873,520)
Balance as of September 30, 2021	1,609,056,068	2,808	(18,482,691)	(1,849,600)	80,022,293	(234,396)	(53,521,799)	24,419,306	101,994	24,521,300

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	USD
			Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(3,915,459)	(1,873,520)	(290,766)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	764,820	1,145,509	177,780
Expected credit loss expense	5,945	38,283	5,941
Impairment on other assets	27,943	—	—
Foreign exchange loss/(gain)	75,906	(122,057)	(18,943)
Share-based compensation expenses	126,895	613,449	95,206
Gain from the re-measurement for an equity investment to cost method	(822)	—	—
Share of losses/(profits) of equity investees, net of tax	32,883	(64,207)	(9,965)
Amortization of right-of-use assets	349,362	439,201	68,163
Loss on disposal of property, plant and equipment	26,376	6,241	969
Changes in operating assets and liabilities:
Prepayments and other current assets	21,473	198,282	30,774
Inventory	(151,748)	(629,216)	(97,653)
Other non-current assets	738,687	(952,593)	(147,840)
Amount due from related parties	—	(878,751)	(136,380)
Operating lease liabilities	(323,253)	(534,076)	(82,887)
Taxes payable	(11,868)	3,468	538
Trade and notes receivable	(137,580)	(2,201,857)	(341,723)
Trade and notes payable	1,860,581	4,493,823	697,430
Long-term receivables	(15,281)	(2,175,235)	(337,591)
Non-current deferred revenue	230,560	580,713	90,125
Accruals and other liabilities	(125,996)	1,117,277	173,399
Amount due to related parties	—	465,501	72,245
Other non-current liabilities	223,864	665,599	103,299
Net cash (used in)/provided by operating activities	(196,712)	335,834	52,121
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(952,357)	(2,394,919)	(371,686)
Purchases of short-term investments	(2,967,610)	(88,161,796)	(13,682,496)
Proceeds from sale of short-term investments	352,990	70,364,450	10,920,391
Acquisitions of equity investees	(257,500)	(293,700)	(45,582)
Purchase of available-for-sale debt investments	—	(650,000)	(100,878)
Proceeds from disposal of property and equipment	163,072	908	141
Net cash used in investing activities	(3,661,405)	(21,135,057)	(3,280,110)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	96,395	123,277	19,132
Capital withdrawal by non-controlling interests	(10,500)	(1,000)	(157)
Capital injection from redeemable non-controlling interests	5,000,000	—	—
Capital injection from non-controlling interests	—	100,000	15,520
Redemption and repurchase of redeemable non-controlling interests	(511,458)	(6,000,000)	(931,184)
Proceeds from issuance of convertible promissory note	3,105,127	9,560,755	1,483,806
Proceeds from borrowings	645,461	4,380,000	679,765
Repayments of borrowings	(721,192)	(1,212,322)	(188,149)
Principal payments on finance leases	(32,571)	(25,164)	(3,905)
Proceeds from issuance of ordinary shares, net of issuance cost	14,943,840	602,814	93,555
Net cash provided by financing activities	22,515,102	7,528,360	1,168,383
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(91,270)	20,738	3,218
NET (DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	18,565,715	(13,250,125)	(2,056,388)
Cash, cash equivalents and restricted cash at beginning of the period	989,869	38,545,098	5,982,105
Cash, cash equivalents and restricted cash at end of the period	19,555,584	25,294,973	3,925,717
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property and equipment	716,071	881,407	136,792
Issuance of restricted shares	54,512	148,869	23,104
Conversion of convertible senior notes to ordinary shares	3,131,904	4,346,841	674,619
Accretion on redeemable non-controlling interests to redemption value	205,864	6,519,698	1,011,841
Supplemental Disclosure
Interest paid	207,039	159,993	24,831
Income taxes paid	12,902	6,283	975

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.    Organization and Nature of Operations

NIO Inc. (“NIO”, or “the Company”) was incorporated under the laws of the Cayman Islands in November 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc.. It changed its name to NextEV Inc. in December 2014, and then changed to NIO Inc. in July 2017. The Company, its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”.

The Group designs and develops high-performance fully electric vehicles. It launched the first volume manufactured electric vehicle, the ES8, to the public in December 2017. The Group jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers power solutions and comprehensive value-added services to its users. As of December 31, 2020 and September 30, 2021, its primary operations are conducted in the People’s Republic of China (“PRC”). The Group began to sell its first vehicles in June 2018. As of September 30, 2021, the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO NextEV Limited ("NIO HK") (formerly known as NextEV Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Holding Co., Ltd. ("NIO Holding") (formerly known as NIO (Anhui) HoldingCo., Ltd.)	100%	Anhui, PRC, November 2017	Headquarter
NIO Co., Ltd. ("NIO SH") (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO Automobile (Anhui) Co., Ltd. ("NIO AH")	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Automobile Technology (Anhui) Co.,	100%	Anhui, PRC, August 2020	Design and technology development
NIO Financial Leasing Co., Ltd. ("NIO Leasing")	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO USA, Inc. ("NIO US") (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
NIO Performance Engineering Limited ("NPE")	100%	United Kingdom, July 2019	Marketing and technology development
NIO Sport Limited ("NIO Sport") (formerly known as NextEV NIO Sport Limited)	100%	Hong Kong, April 2016	Racing management
XPT Technology Limited ("XPT Technology")	100%	Hong Kong, April 2016	Investment holding
XPT Inc. ("XPT US")	100%	United States, April 2016	Technology development
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery pack
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
Nio User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. ("UE CNHC") (formerly known as Shanghai NIO Sales and Service Co., Ltd. )	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”)	50%	Nanjing, PRC, June 2017	Manufacturing of components
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding

	Economic	Place and Date of incorporation
VIE and VIE’s subsidiaries	interest held	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	100%	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“NIO BJTECH”)	100%	Beijing, PRC, July 2017

As of September 30, 2021, the Company indirectly held 92.114% of total paid-in capital of NIO Holding. In accordance with NIO Holding’s share purchase agreement, the redemption of the non-controlling interests is at the holders’option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO Holding were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 19). Excluding the redeemable non-controlling interests, the Company indirectly held 100% of the equity interests of NIO Holding as of September 30, 2021.

As of September 30, 2021, the Company indirectly held 51% of total paid-in capital of PE WHJV. In accordance with the joint investment agreement, the investment by Wuhan Donghu New Technology Development Zone Management Committee (“Wuhan Donghu”) is accounted for as a loan because it is only entitled to fixed interests and subject to repayment within five years or upon the financial covenant violation (Note 11(iv)). Excluding the interests held by Wuhan Donghu, the Company indirectly held 100% of the equity interests of PE WHJV as of September 30, 2021.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL to unilaterally govern the financial and operating policies of XPT NJWL and the non-controlling shareholder does not have substantive participating rights, therefore, the Group consolidates this entity.

Variable interest entity

NIO Technology Co., Ltd (“NIO SHTECH”) was established by Li Bin and Qin Lihong (the “Nominee Shareholders”) in November 2014. In 2015, NIO SH, NIO SHTECH, and the Nominee Shareholders of NIO SHTECH entered into a series of contractual agreements, including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO SHTECH. These agreements provided the Company, as the only shareholder of NIO SH, with effective control over NIO SHTECH to direct the activities that most significantly impact NIO SHTECH’s economic performance and enabled the Company to obtain substantially all of the economic benefits arising from NIO SHTECH. Management concluded that NIO SHTECH was a variable interest entity of the Company and the Company was the ultimate primary beneficiary of NIO SHTECH and hence consolidated the financial results of NIO SHTECH in the Group’s consolidated financial statements. In April 2018, the above mentioned contractual agreements were terminated. On the same day, NIO SHTECH became a subsidiary wholly owned by Shanghai Anbin Technology Co., Ltd. (“NIO ABTECH”), who also became a VIE of the Group on that day, according to a series of contractual arrangements with the Nominee Shareholders as well as NIO ABTECH, including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO ABTECH. These agreements provided the Company, as the only shareholder of NIO SH, with effective control over NIO ABTECH to direct the activities that most significantly impact their economic performance and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that NIO ABTECH was a variable interest entity of the Company and the Company was the ultimate primary beneficiary of NIO ABTECH and hence consolidated the financial results of NIO ABTECH in the Group’s consolidated financial statements. On March 31, 2021, NIO SH, NIO ABTECH and each shareholder of NIO ABTECH entered into agreement to terminate all above mentioned contractual agreements among NIO SH, NIO ABTECH and its shareholders, after which, the Company no longer has effective control over NIO ABTECH, receives any economic benefits of NIO ABTECH, has an exclusive option to purchase all or part of the equity interests in NIO ABTECH when and to the extent permitted by the PRC law, or consolidates the financial results of NIO ABTECH and its subsidiaries as the Company’s variable interest entity. Since NIO SHTECH did not have significant operations, nor any material assets or liabilities in history, the deconsolidation of NIO ABTECH and its subsidiaries did not have significant impact on the Company’s consolidated financial statements.

In April 2018, NIO SH entered into a series of contractual arrangements with the Nominee Shareholders as well as NIO BJTECH, including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO BJTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO BJTECH to direct the activities that most significantly impact their economic performance and enable the Company to obtain substantially all of the economic benefits arising from NIO BJTECH. Management concluded that NIO BJTECH is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of NIO BJTECH and hence consolidates the financial results of NIO BJTECH in the Group’s consolidated financial statements. As of December 31, 2020 and September 30, 2021, NIO BJTECH did not have significant operations, nor any material assets or liabilities.

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by the shareholders of the Group to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement provides the Company with effective control over Prime Hubs and enables the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2020 and September 30, 2021, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company, respectively.

Liquidity and Going Concern

The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB3.9 billion and RMB1.9 billion for the nine months ended September 30, 2020 and 2021, respectively. Accumulated deficit amounted to RMB51.6 billion and RMB53.5 billion as of December 31, 2020 and September 30, 2021, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of September 30, 2021, the Group’s balance of cash and cash equivalents was RMB21.6 billion and the Group had net current assets of RMB27.7 billion. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents, short-term investments, cash generated from operations will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these unaudited interim condensed consolidated financial statements. Accordingly, management continues to prepare the Group’s unaudited interim condensed consolidated financial statements on going concern basis.

2.    Summary of Significant Accounting Policies

(a) Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. The interim financial data as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

(b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the unaudited interim condensed consolidated financial statements.

(c) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based compensation arrangements, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets, current expected credit loss of receivables, as well as warranty liabilities. Actual results could differ from those estimates.

(d) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in HK is United States dollars (“US$”), except NIO Sport which operates mainly in United Kingdom and uses Great Britain pounds (“GBP”). The functional currencies of the other subsidiaries and the VIE are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive gain or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment income/(losses) were an income of RMB104,920 and a loss of RMB168,944 for the nine months ended September 30, 2020 and 2021, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ as the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4434, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or September 30, 2021 at any other rate.

(f) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group's short-term certain investments in money market funds and financial products issued by banks are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2020 and September 30, 2021, such short-term investments amounted to RMB3,210,000 and RMB17,628,470, respectively.

As disclosed in Note 2(q), the Group's derivative instruments are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place.

As disclosed in Note 2(n), in July 2021, the Group made an investment in a private company, which is recognized as available-for-sale debt security investment and is classified within Level 3. As of September 30, 2021, there was no significant changes to the value of such investment since initial investment.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, available-for-sale debt investments, trade and notes payable, amounts due to related parties, other payables, short-term borrowings and long-term borrowings. As of December 31, 2020 and September 30, 2021, the carrying values of these financial instruments are approximated to their fair values.

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash is restricted to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for borrowings and issuance of bank credit card, bank acceptance notes and letter of guarantee; (b) time deposit that are pledged for property lease.

Cash, cash equivalents and restricted cash as reported in the unaudited interim condensed consolidated statement of cash flows are presented separately on our unaudited interim condensed consolidated balance sheet as follows:

	December 31,	September 30,
	2020	2021
Cash and cash equivalents	38,425,541	21,594,871
Restricted cash	78,010	3,655,717
Long-term restricted cash	41,547	44,385
Total	38,545,098	25,294,973

(h) Short-term investment

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds and financial products issued by banks. As of December 31, 2020 and September 30, 2021, the investment in fixed deposits that were recorded as short-term investments amounted to RMB3,950,747 and RMB 21,706,448, respectively, among which, RMB2,873,398 and RMB5,707,964 was restricted as collateral for notes payable, bank borrowings and letter of guarantee as of December 31, 2020 and September 30, 2021 respectively.

(i) Current expected credit losses

The Group accounts for the impairment of financial instruments in accordance with ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), effective from January 1, 2020. The Group’s trade receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

For the nine months ended September 30, 2020 and 2021, the Group recorded RMB5,945 and RMB38,283 expected credit loss expense in selling, general and administrative expenses. As of September 30, 2021, the expected credit loss provision for the current and non-current assets are RMB47,682 and RMB51,633, respectively. As of December 31, 2020, the expected credit loss provision for the current and non-current assets are RMB44,645 and RMB20,031, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Balance as at December 31, 2020

	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	1,123,920	3.61%	40,548
Amounts due from related parties	169,288	—	—
Prepayments and other current assets	1,422,403	0.29%	4,097
Non-current assets:
Amounts due from related parties	617	—	—
Other non-current assets	1,561,755	1.28%	20,031

Balance as at September 30, 2021

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	3,322,076	1.33%	44,165
Amounts due from related parties	1,048,656	—	—
Prepayments and other current assets	1,332,340	0.26%	3,517
Non-current assets:
Other non-current assets	4,813,221	1.07%	51,633

(j) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	10 years
Charging & battery swap equipment	5 to 8 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Others	3 to 5 years

Depreciation for mold and tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the related assets.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the statements of comprehensive loss.

(l) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful lives
Domain names and others	5 years

The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(m) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 536 months representing the shorter of the estimated usage periods or the terms of the agreements.

(n) Long-term investments

The Group’s long-term investments include equity investments in entities and available-for-sale debt security investments.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in substance for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The carrying value of the Group’s long-term investments measured under equity method was RMB294,679 and RMB514,766 as of December 31, 2020 and September 30, 2021, respectively.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of the Group’s long-term investments measured under this alternative measurement was RMB5,442 and RMB143,209 as of December 31, 2020 and September 30, 2021, respectively.

The Group’s debt security investment includes an investment in preferred shares issued by a private company with redemption features. Such investment is reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when such investment is sold or when dividends are declared or payments are received or when other than temporarily impaired. The carrying value of the Group’s available-for-sale debt security investment was nil and RMB650,000 as of December 31, 2020 and September 30, 2021, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In July 2021, the Group through its wholly owned subsidiary, together with several unrelated investors, established a fund in the form of limited partnership investment with total capital contribution of RMB650 million, among which the Group contributed RMB550 million. In accordance with ASC 810, the Group consolidated the financial statements of the fund and the investment provided by the Group is eliminated in consolidation with the investment provided by other investors with amount of RMB100 million being classified as non-controlling interest. The fund purchased a minority interest of a private company with total consideration of RMB650 million. Since the investment contains certain substantive preferential rights, including redemption and liquidation preference over the common shareholders, it is not considered as common stock or in-substance common stock. The investment is therefore classified as available-for-sale debt investment and is measure at its fair value with the change of fair value recognized as other comprehensive income. For the nine months period ended September 30, 2021, the changes in the fair value of such investment was not material.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the nine months ended September 30, 2020 and 2021.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the nine months ended September 30, 2020 and 2021 was RMB25,757 and nil, respectively.

(p) Warranty liabilities

The Group accrues a warranty reserve for all new vehicles sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss.

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	September 30,	September 30,
	2020	2021
Warranty – beginning of period	412,004	952,946
Provision for warranty	345,971	776,368
Warranty costs incurred	(31,613)	(51,447)
Warranty – end of period	726,362	1,677,867

(q)Derivative Financial Instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group entered into several currency exchange forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and short-term investments denominated in US dollars. The Group made a policy election to follow similar income statement presentation as derivatives used in qualifying accounting hedges.

Therefore, the changes in fair value of the derivatives are recorded in Other income, net.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(r) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of energy and service packages, which is recorded as deferred revenue and advance from customers. As of December 31, 2020 and September 30, 2021, the balances of contract liabilities from vehicle sales contracts were RMB1,253,620 and RMB1,942,423, respectively. As of December 31, 2020 and September 30, 2021, the balances of contract liabilities from the sales of Energy and Service Packages were RMB91,486 and RMB 136,261, respectively.

The Group generates revenue from (i) vehicle sales, (ii) automotive regulatory credits, (iii) battery upgrade service, (iv) sales of charging piles, (v) sales of packages, and (vi) others.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicles, home chargers, vehicle connectivity services, extended lifetime warranty and battery swapping service which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of vehicle to a user.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles. The government subsidies are applied on their behalves and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. The government subsidy is considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle instead of the Group and the buyer remains liable for such amount to the Group in the event the subsidies were not received by the Group. For efficiency reason and as agreed with customers of the Group, the Group or JAC applies and collects the payment on behalf of the customers. In the instance that some eligible customer selects installment payment for battery, the Group believes such arrangement contains a significant financing component and as a result adjusts the transaction price to reflect the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The portion of receivable of installment payment for battery that is expected to be repaid by customers beyond one year of the dates of the financial statements was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component is presented separately from revenue from contracts with customers as this is not the Group’s ordinary business.

The battery swapping service provides the users with convenient “recharging” experience by swapping the user’s battery for another one within minutes. The initial users can have their battery packs swapped certain times a month free of charges or at certain charges each time after the monthly free-of-charge quota of swapping is consumed. The battery swapping service is in substance a charging service instead of nonmonetary exchanges or sales of battery packs as the battery packs involved in such swapping are the same in capacity and very similar in performance.

The Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and home chargers are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle connectivity service and battery swapping service, the Group recognizes the revenue using a straight-line method. As for the extended lifetime warranty, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for vehicle driving and forecasted that usage of these two services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of roadside assistance and out-of- town charging services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 3% of the contract price, namely the road-side assistance and out-of-town charging services. Related costs are recognized as incurred.

On August 20, 2020, the Group introduced the Battery as a Service (BaaS), which allows users to purchase electric vehicles without battery packs and subscribe to the usage of battery packs separately. Under the BaaS, the Group sells battery packs to Weineng, the Battery Asset Company, and users subscribe to the usage of the battery packs from Weineng by paying a monthly subscription fee. The promise to transfer the control of the battery packs to Battery Asset Company is the only performance obligation in the contract with Battery Asset Company for the sales of battery packs and revenue is recognized at a point in time when the control is transferred.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Together with the launch of the BaaS, the Group entered into service agreements with Weineng, pursuant to which the Group provides services to Weineng including battery packs monitoring, maintenance, upgrade, replacement, IT system support, etc., with monthly service charges. In case of any default in payment of monthly rental fees from users, Weineng also has right to request the Group to track and lock down the battery subscribed by the users to limit its usage. In addition, in furtherance of the BaaS, the Group agreed to provide guarantee to Weineng for the default in payment of monthly subscription fees from users. The maximum amount of guarantee that can be claimed by Weineng for the users’ payment default shall not be higher than the accumulated service fees the Group receives from Weineng.

For services provided to Weineng, revenue is recognized over the period when services are rendered. As for financial guarantee liabilities, the provision of guarantee is linked to and associated with services rendered to Weineng and the payment of guarantee amount is therefore accounted for as the reduction to the revenue from Weineng.

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Group’s existing battery installment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue.

As of September 30, 2021, both service revenue and guarantee liability were immaterial.

Battery upgrade service

The Group provides battery upgrade service to its users. The users can exchange their battery packs with lower capacity for the battery packs with higher capacity from the Group with a fixed cash consideration. The battery upgrade service is in substance the provision of incremental battery capacity to the users instead of nonmonetary battery exchanges or sales of battery pack. Therefore, the revenue from the battery upgrade service is recognized at the amount of cash consideration paid by users at a point in time when the service is rendered.

Sales of charging piles

In addition to the home chargers provided as one of the performance obligations in the contract of vehicle sales, the Group also sells charging piles to customers separately. Revenue for charging piles are recognized at a point in time when the control of the product is transferred to customers.

Sales of packages

The Group also sells the two packages, energy package and service package in exchange of considerations. The energy package provides vehicle users with a comprehensive range of charging solutions (including charging and battery swapping services). The energy service is applied by users on the mobile application depending on their needs and the Group can decide the most appropriate service to offer according to its available resource. Through the service package, the Group offers vehicle users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by user via mobile application.

The Group identifies the users who purchase energy package and service package meet the definition of a customer. The agreements for energy package and service package create legal enforceability to both parties on a monthly basis as the respective energy or service packages can be canceled at any time without any penalty. The Group concludes the energy or service provided in energy package or service package respectively meets the stand-ready criteria and contains only one performance obligation within each package, the revenue is recognized over time on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month.

As the consideration for energy and service packages must be paid in advance, which means the payments received are prior to the transfer of services by the Group, the Group records the consideration as a contract liability (advance from customers) upon receipt.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Sales of Automotive Regulatory Credits

New Energy Vehicle (“NEV”) mandate policy launched by China’s Ministry of Industry and Information Technology (“MIIT”) specifies the NEV credit targets and each NEV is assigned a specific number of credits depending on metrics including electric range, energy efficiency, and rated power of fuel cell systems. The Group earns tradable new energy vehicle credits from the production of the Group’s electric vehicles and the credits are calculated by the assigned credits for each type of vehicle multiplied by related production volume. The credits earned by the Group are registered with MIIT and are transferrable. On a separately negotiated basis, the Group sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The transfer of credits is also registered with MIIT.

Considerations for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. The Group recognize revenue on the sale of automotive regulatory credits at the time control of the regulatory credits is transferred to the purchasing party as other sales revenue in the consolidated statements of comprehensive loss. Revenue from the sale of automotive regulatory credits totaled nil and RMB516,549 for the nine months ended September 30, 2020 and 2021, respectively.

Others

Other revenues primarily comprise revenues generated from (i), sales of accessories and NIO Pilot, (ii) embedded products and services offered together with vehicle sales, including vehicle connectivity service and extended lifetime warranty and (iii) others. Revenue is recognized when relevant services are rendered or control of the products is transferred.

Lease — Lessor

The Group also provides auto financing arrangements to the customers. Revenues from finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight- line basis over the lease term.

Incentives

The Group offers a self-managed customer loyalty program points, which can be used in the Group’s online store and at NIO houses to redeem NIO merchandise. The Group determines the value of each point based on estimated incremental cost. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(i) Sales of vehicle

The Group concludes the points offered linked to the purchase transaction of the vehicle is a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the vehicle sales. The Group also estimates the probability of points redemption when performing the allocation. Since historical information does not yet exist for the Group to determine any potential points forfeitures and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. The Group will continue to monitor when and if forfeiture rate data becomes available and will apply and update the estimated forfeiture rate at each reporting period.

(ii) Sales of packages

Energy package — When the customers charge their vehicles without using the Group’s charging as tracked by the Group’s system, the Group will grant points based on the actual cost the customers incur. The Group records the value of the points as a reduction of revenue from the energy package.

Service package — The Group grants points to the customers with safe driving record during the effective period of the service package. The Group records the value of the points as a reduction of revenue from the service package.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Since historical information is limited for the Group to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group has used an estimated forfeiture rate of zero.

(iii) Other scenarios

Customers or users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points offering. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other revenue.

Similar to the reasons above, the Group estimates no points forfeiture currently and continues to assess when and if a forfeiture rate should be applied.

For the nine months ended September 30, 2020 and 2021, the revenue portion allocated to the points as separate performance obligation was RMB78,741 and RMB241,835 respectively, which is recorded as contract liability (deferred revenue). For the nine months ended September 30, 2020 and 2021, the total points recorded as a reduction of revenue were insignificant. For the nine months ended September 30, 2020 and 2021, the total points recorded as selling and marketing expenses were RMB50,066 and RMB111,404, respectively.

As of December 31, 2020 and September 30, 2021, liabilities recorded related to unredeemed points were RMB221,450 and RMB383,743, respectively.

(s) Cost of Sales

Vehicle

Cost of vehicle revenue includes direct parts, material, processing fee, loss compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production), and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other revenue includes direct parts, material, labor costs, vehicle connectivity costs, and depreciation of assets that are associated with sales of energy and service packages.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the nine months ended September 30, 2020 and 2021, advertising costs totaled RMB180,757 and RMB 304,106, respectively.

(u) Research and development expenses

Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development. Other than that, all costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primary comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses, share-based compensation, and benefits for those employees engaged in research, design and development activities; costs related to design tools; license expenses related to intellectual property, supplies and services; and allocated costs, including depreciation and amortization, rental fees, and utilities.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(v) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, share-based compensation and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB256,682 and RMB 501,763 for the nine months ended September 30, 2020 and 2021, respectively.

(x) Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(y) Income taxes

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred income taxes are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2020 and September 30, 2021.

(z) Share-based compensation

The Company grants restricted shares and share options to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees. There were no new grants to non-employee consultants after the effectiveness of ASU 2018-07-Compensation-stock compensation (Topic 718)-Improvements to nonemployee share-based payment accounting.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

Upon the completion of the IPO, the fair value of the restricted shares is based on the fair market value of the underlying ordinary shares on the date of grant. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest.

(aa) Comprehensive income/(loss)

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

(ab) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2020 and September 30, 2021. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on the Group’s consolidated balance sheets as of December 31, 2020 and September 30, 2021.

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the nine months ended September 30, 2020 and 2021.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ad) Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ae) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12 — Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Company adopted ASU No. 2019-12 from January 1, 2021, which did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The Company adopted ASU No. 2020-01 from January 1, 2021, which did not have a material impact on the Company’s consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company has early adopted this new accounting update on a modified retrospective basis from January 1, 2021 and reported the 2026 Notes as one single unit of account of long-term borrowings on the balance sheet.

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options by specifying the accounting for various modification scenarios. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for any periods after issuance to be applied as of the beginning of the fiscal year that includes the interim period. The Company has early adopted the ASU during 2021 as of the beginning of our fiscal year, which did not have a material impact on the Group’s consolidated financial statements.

(b)	Recently issued accounting pronouncements not yet adopted

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company will evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

4.	Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and September 30, 2021, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB6,219,252 and RMB 12,027,125 as of December 31, 2020 and September 30, 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c) Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

(d)Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	Nine Months Ended September 30,
	2020	2021
Percentage of the total revenue
Customer A	*	11%

	December 31,	September 30,
	2020	2021
Percentage of the account receivables
Customer A	*	23%

* Less than 10%

Supplier A, a third party of the Group, accounted for 16% and 21% of purchases for the nine months ended September 30, 2020 and 2021, respectively.

5.	Inventory

Inventory consists of the following:

	December 31,	September 30,
	2020	2021
Raw materials	579,842	965,624
Work in process	2,995	5,160
Finished Goods	381,387	528,957
Merchandise	121,978	205,394
Less: write-downs	(4,649)	(2,130)
Total	1,081,553	1,703,005

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Work in progress are mainly used for research and development of new models and will be expensed when incurred. Electric drive systems in production are also recorded as work in progress.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at our sales and service center locations and charging piles.

Merchandise inventory includes accessories and branded merchandise of NIO which can be redeemed by deducting membership rewards points of customer loyalty program in the Group’s application store.

Inventory write-downs recorded in cost of sales for the nine months ended September 30, 2020 and 2021 were RMB2,186 and nil, respectively.

6.	Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	September 30,
	2020	2021
Deductible VAT input	943,577	727,319
Prepayment to vendors	83,792	184,535
Interest receivable	14,046	101,594
Deposits	45,891	69,511
Receivables from JAC	121,012	58,150
Receivables from third party online payment service providers	69,009	49,321
Other receivables	145,076	141,910
Total	1,422,403	1,332,340

Receivables from JAC mainly consist of national subsidy collected by JAC on behalf of the Group’s customers which was not paid to the Group yet.

Prepayment to vendors mainly consist of prepayment for raw materials, prepaid rental for offices and NIO Houses, and prepaid expenses for R&D services provided by suppliers.

In March 2021, the Group entered into several currency exchange forward contracts with certain commercial banks in PRC. Pursuant to these contracts, the Group committed to sell US dollars to the banks in exchange for Renminbi at pre-arranged fixed foreign exchange rates on specific future dates with no upfront payments. The purpose of these arrangements is to mitigate the risks of foreign exchange gain/ loss generated from the Group’s balances of cash and cash equivalents and short-term investments denominated in US dollars.

7.	Property, Plant and Equipment, Net

Property and equipment and related accumulated depreciation were as follows:

	December 31,	September 30,
	2020	2021
Mold and tooling	2,411,164	2,361,399
Charging & battery swap equipment	721,583	1,698,730
Leasehold improvements	997,191	1,337,389
Buildings and constructions	862,603	871,187
Construction in process	177,457	829,359
Production facilities	787,039	760,319
Computer and electronic equipment	372,956	506,299
R&D equipment	432,781	490,527
Purchased software	409,445	434,186
Others	374,219	408,723
Subtotal	7,546,438	9,698,118
Less: Accumulated depreciation	(2,470,028)	(3,585,788)
Less: Accumulated impairment	(80,182)	(79,827)
Total property and equipment, net	4,996,228	6,032,503

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group recorded depreciation expenses of RMB760,614 and RMB1,141,287 for the nine months ended September 30, 2020 and 2021, respectively.

8.	Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	December 31, 2020			September 30, 2021
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	value	amortization	value	value	amortization	value
Domain names and others	4,071	(3,458)	613	4,048	(4,045)	3

The Group recorded amortization expenses of RMB571 and RMB587 for the nine months ended September 30, 2020 and 2021, respectively.

9.	Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	September 30,
	2020	2021
Auto financing receivables	—	2,324,879
Non-current portion of national subsidy receivable	651,006	1,179,931
Long-term deposits	128,355	600,364
Receivables of installment payments for battery	637,402	455,930
Prepayments for purchase of property and equipment	15,072	164,880
Right of use assets – finance lease	95,887	69,946
Others	34,033	17,291
Total	1,561,755	4,813,221

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit for offices and NIO Houses which will not be collectible within one year.

10.	Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	September 30,
	2020	2021
Payables for repurchase of redeemable non-controlling interests (Note 19)	—	2,000,000
Payables for purchase of property and equipment	715,561	881,407
Payables for marketing events	596,110	777,330
Salaries and benefits payable	494,726	724,796
Current portion of deferred revenue/income	383,430	618,122
Payable for R&D expenses	402,777	553,275
Advance from customers	620,907	508,892
Warranty liabilities	297,446	466,844
Accrued expenses	273,676	337,146
Current portion of deferred construction allowance	60,695	43,658
Interest payables	98,462	31,095
Current portion of finance lease liabilities	33,237	27,541
Payables for traveling expenses of employees	18,672	15,838
Payable to employees for options exercised	278,209	1,708
Other payables	330,116	303,154
Total	4,604,024	7,290,806

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.	Borrowings

Borrowings consist of the following:

	December 31,	September 30,
	2020	2021
Short-term borrowing
Bank loan(i)	1,550,000	5,310,000
Current portion of convertible notes(ii)	—	1,071,345
Current portion of long-term borrowings(iii)	380,560	39,840
Current portion of loan from joint investor(iv)	—	451,592
Long-term borrowings:
Bank loan(iii)	303,822	52,220
Convertible notes(ii)	5,196,507	9,774,392
Loan from joint investor(iv)	437,950	—
Total	7,868,839	16,699,389

(i) Short–term bank loan

As of December 31, 2020, the Group obtained short-term borrowings from several banks of RMB1,550,000 in aggregate. The annual interest rate of these borrowings is approximately 3.3% to 4.85%.

As of September 30, 2021, the Group obtained short-term borrowings from several banks of RMB5,310,000 in aggregate. The annual interest rate of these borrowings is approximately 2.95% to 4.45%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group’s assets. The Group is in compliance with all of the loan covenants as of December 31, 2020 and September 30, 2021. As of December 31, 2020 and September 30, 2021, certain of the Group’s short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with trade receivable of RMB49,800 and RMB440,159, short-term investments of RMB155,498 and RMB563,978, and restricted cash of nil and RMB1,138,188, respectively.

(ii) Convertible notes

On January 30, 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “2024 Notes”) to the notes purchasers (the “Notes Offering”). The 2024 Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The 2024 Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the 2024 Notes are entitled to require the Company to repurchase all or part of the 2024 Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the 2024 Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the 2024 Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ deficit. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. In November 2020, US$7.0 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 735 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

On January 15, 2021, the Company entered into separate and individually privately negotiated agreements with certain holders of its outstanding 2024 Notes to exchange US$581,685 principal amount of the outstanding 2024 Notes for 62,192,017 ADSs with a conversion premium of US$ 56,359 (the “2024 Notes Exchanges”). In connection with the 2024 Notes Exchanges, the Company also entered into agreements with certain financial institutions to terminate a portion of the capped call transactions and Zero-Strike   Call transactions with the amount corresponding to the portion of the principal amount of the 2024 Notes that were exchanged. With the termination of the capped call transactions and Zero-Strike Call transactions, the Company received 16,402,643 ADSs on January 15, 2021.

For the 2024 Notes Exchanges, the 2024 Notes with carrying amount of US$578,902 were derecognised with a corresponding amount being recognised as share capital and additional paid-in capital. The conversion premium of US$56,359 was recorded as interest expenses. For the terminations of the capped call transactions and Zero-Strike Call transactions, the amount of the purchase price of the capped call transactions and Zero-Strike Call transactions, terminated of RMB1,849,600 that was previously recorded in the additional paid-in capital was reclassified to treasury stock.

In May 2021, US$1,000 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 115,665 ADSs to the holders of such notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

In August and September 2021, US$1,765 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 178,729 ADSs to the holders of such notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

As of September 30, 2021, the Company reclassified the carrying value of the remaining 2024 Notes with the amount of RMB1,071,345 in current liabilities as a result of the early redemption right by 2024 Notes holders is on February 1, 2022.

On September 5, 2019, the Group issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company. Tencent and Mr. Li each subscribed for US$100,000 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes could be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes had the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022. The 360-day Notes was recorded in short-term borrowings and the 3-year Notes were recorded in long-term borrowings. The Company will pay an annual premium of 2% at maturity. Interest expenses were accrued over the term of each note using the effective interest method.

In September and December 2020, all of the 360-day Notes due in 2020 and US$50,000 in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 49,582,686 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. In January 2021, US$22,526 (RMB148,393) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 7,219,872 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2020 and September 30, 2021, the balances of these convertible notes outstanding were RMB326,245 and RMB178,180, respectively.

In January and February 2020, the Company consummated the issuance of convertible notes to several third party investors in an aggregate principal amount of US$200,000. The notes issued bore zero interest and matured on February 4, 2021. Prior to maturity, the holder of the notes had the right to convert the notes (a) after the six-month anniversary, into ADSs representing Class A ordinary shares of the Company at an initial conversion price of US$3.07 per ADS or (b) upon the completion of a bona fide issuance of equity securities of the Company for fundraising purposes, into ADSs representing Class A ordinary shares of the Company at the conversion price derived from such equity financing. The notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance cost were recorded as reduction to the short-term borrowings and are amortized as interest expenses using the effective interest method. In July and August 2020, all of such notes were converted, pursuant to which the Company issued 65,146,600 ADSs to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2020 and September 30, 2021, the balances of these convertible notes outstanding were nil.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In March 2020, the Company consummated the issuance of convertible notes to several third party investors with an aggregate principal amount of US$235,000. The notes issued bore zero interest and matured on March 5, 2021. Prior to maturity, holders of the notes had the right to convert either all or part of the principal amount of the notes into Class A ordinary shares (or ADSs) of the Company from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. The notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance costs were recorded as reduction to the short-term borrowings and amortized as interest expenses using the effective interest method. In September and October 2020, all of such notes were converted, pursuant to which the Company issued 67,142,790 Class A ADSs to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2020 and September 30, 2021, the balances of these convertible notes outstanding were nil.

In January 2021, the Group issued US$750,000 convertible senior notes due 2026 (the “2026 Notes”) and US$750,000 convertible senior notes due 2027 (the “2027 Notes,” and, together with the 2026 Notes, the “Notes”). The 2026 Notes bears no interest and the 2027 Notes bears interest at a rate of 0.50% per year, which is payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. Holders may convert their 2026 notes at their option prior to the close of business on the business day immediately preceding August 1, 2025, and holders may convert their 2027 notes at their option prior to the close of business on the business day immediately preceding August 1, 2026. The initial conversion price is US$93.06 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2026 notes have the right to require the Company to repurchase for cash all or part of their notes on February 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. Holders of the 2027 notes have the right to require the Company to repurchase for cash all or part of their notes on February 1, 2025 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

The Company early adopted ASU 2020-06 which eliminates the cash conversion accounting models for the Notes. Accordingly, the principal amount of the Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$26,340, on the basis of not electing fair value option for the notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of the Notes using the effective interest method. As of September 30, 2021, the carrying amount of the Notes were RMB9,596,212.

(iii) Long-term bank loan

				As of December 31, 2020			As of September 30, 2021
				Current portion			Current portion
			Maturity/	Outstanding	according to the	Long-term	Outstanding	according to the	Long-term
Ref.	Date of borrowing	Lender/Banks	Repayment date	loan	repayment schedule	portion	Loan	repayment schedule	portion
1	May 17, 2017	Bank of Nanjing	May 17, 2022	275,382	200,000	75,382	—	—	—
2	January 25, 2018	China Merchants Bank	January 25, 2021	42,000	42,000	—	—	—	—
3	September 14, 2018	China Merchants Bank	September 13, 2021	46,000	46,000	—	—	—	—
4	February 2, 2018	China CITIC Bank	February 1, 2021	34,500	34,500	—	—	—	—
5	August 17, 2018	China CITIC Bank	March 7, 2021	39,500	39,500	—	—	—	—
6	March 29, 2019	Hankou Bank	March 29, 2022	197,000	2,000	195,000	—	—	—
7	December 24, 2020	Bank of Shanghai	December 24, 2023	50,000	16,560	33,440	37,580	16,560	21,020
8	February 8, 2021	Bank of Shanghai	February 8, 2024	—	—	—	54,480	23,280	31,200
	Total			684,382	380,560	303,822	92,060	39,840	52,220

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group's assets. The Group is in compliance with all of the loan covenants as of December 31, 2020 and September 30, 2021. As of December 31, 2020 and September 30, 2021, certain of the Group’s long-term borrowings were guaranteed by the Company’s subsidiaries or pledged with trade receivable of RMB65,138 and RMB152,512, respectively.

(iv) Loan from joint investor

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu New Technology Development Zone Management Committee (“Wuhan Donghu”) to set up an entity (the “PE WHJV”). Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of the shares.

On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

at its investment amount paid plus interest at the current market rate announced by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon the financial covenant violation. As of December 31, 2020 and September 30, 2021, RMB53,950 and RMB67,592 of interest were accrued at the benchmark rate of medium and long-term loan announced by PBOC.

As of September 30, 2021, the Group reclassified the carrying value of the remaining loan from joint venture with the amount of RMB451,592 in current liabilities as a result of the mature date of the loan is on May 17, 2022.

12.	Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	September 30,
	2020	2021
Deferred revenue	677,824	1,258,537
Warranty liabilities	655,500	1,211,023
Deferred government grants	326,373	315,073
Deferred construction allowance	49,484	19,096
Non-current finance lease liabilities	55,107	35,950
Others	85,618	215,891
Total	1,849,906	3,055,570

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, product development and renewal of production facilities, which is amortized using the straight-line method as a deduction of the amortization expense of the land use right over its remaining estimated useful life.

Deferred construction allowance consists of long-term payable of construction projects, with payment terms over one year.

13.Lease

The Group has entered into various non-cancellable operating and finance lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the unaudited interim condensed consolidated balance sheet:

	December 31,	September 30,
	2020	2021
Operating leases:
Right-of-use assets - operating lease	1,350,294	2,348,642

Current portion of operating lease liabilities	547,142	646,887
Non-current operating lease liabilities	1,015,261	1,792,738
Total operating lease liabilities	1,562,403	2,439,625

Finance leases:
Right-of-use assets - finance lease	95,887	69,946

Current portion of finance lease liabilities	33,237	27,541
Non-current finance lease liabilities	55,107	35,950
Total finance lease liabilities	88,344	63,491

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The components of lease expenses were as follows:

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
Lease cost:	2020	2021
Amortization of right-of-use assets	349,362	439,201
Interest of operating lease liabilities	84,444	66,932
Expenses for short-term leases within 12 months and other non-lease component	57,877	169,955
Total lease cost	491,683	676,088

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,		As of September 30,
	2020		2021
Weighted-average remaining lease term:
Operating leases	3.8	years	5.9	years
Finance leases	3.1	years	2.5	years

Weighted-average discount rate:
Operating leases	5.82%		5.61%
Finance leases	5.70%		5.79%

Supplemental cash flow information related to leases where we are the lessee is as follows (in thousands):

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2020	2021
Operating cash outflows from operating leases	407,697	469,014
Operating cash outflows from finance leases (interest payments)	5,680	3,606
Financing cash outflows from finance leases	32,571	25,164
Right-of-use assets obtained in exchange for lease liabilities	116,714	1,289,501

As of December 31, 2020 and September 30, 2021, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows (in thousands):

	As of December 31,		As of September 30,
	2020		2021
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
2021	609,011	36,494	200,307	8,096
2022	421,579	29,561	736,431	29,140
2023	287,087	22,515	584,967	22,196
2024	146,459	7,996	358,595	8,067
2025	84,925	36	251,987	106
Thereafter	175,950	—	749,371	35
Total minimum lease payments	1,725,011	96,602	2,881,658	67,640
Less: Interest	(162,608)	(8,258)	(442,033)	(4,149)
Present value of lease obligations	1,562,403	88,344	2,439,625	63,491
Less: Current portion	(547,142)	(33,237)	(646,887)	(27,541)
Long-term portion of lease obligations	1,015,261	55,107	1,792,738	35,950

As of December 31, 2020 and September 30, 2021, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB55,977 and RMB133,058, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14.	Revenue

Revenue by source consists of the following:

	Nine Months Ended September 30,
	2020	2021
Vehicle sales	9,008,474	23,954,365
Sales of automotive regulatory credits	—	516,549
Sales of packages	162,975	368,433
Battery upgrade service	—	270,828
Sales of charging pile	133,135	243,740
Others	312,258	881,766
Total	9,616,842	26,235,681

For the Nine months ended September 30, 2020 and 2021, revenue recognised at a point in time was RMB9,418,881 and RMB25,755,808, respectively, and revenue recognised over time was RMB197,961 and RMB479,873, respectively.

15.	Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	Nine Months Ended September 30,
	2020	2021
Deferred revenue/income – beginning of period	485,087	1,061,254
Additions	611,030	1,376,346
Recognition	(282,991)	(560,611)
Effects on foreign exchange adjustment	(1,900)	(330)
Deferred revenue/income – end of period	811,226	1,876,659

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity service, the extended lifetime warranty service, the points offered to customers as well as battery swapping service embedded in the vehicle sales contract, with unrecognized deferred revenue balance of RMB1,006,824 and RMB1,837,595 as of December 31, 2020 and September 30, 2021.

The Group expects that 33% of the transaction price allocated to unsatisfied performance obligation as at September 30, 2021 will be recognized as revenue during the period from October 1, 2021 to September 30, 2022. The remaining 67% will be recognized during the period from October 1, 2022 to March 31, 2026.

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADR and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred income and then recognized as other gain over the beneficial period, with unrecognized deferred income balance of RMB54,430 and RMB39,064 as of December 31, 2020 and September 30, 2021.

16. Manufacturing in collaboration with JAC

In May 2016, April 2019 and March 2020, the Group entered into an arrangement with JAC for the manufacture of the ES8, ES6 and EC6 for five years. Pursuant to the arrangement, JAC built up a new manufacturing plant (“Hefei Manufacturing Plant”) and is responsible for the equipment used on the product line while NIO is responsible for the tooling. For each vehicle produced the Group pays processing fee to JAC on a per-vehicle basis monthly for the first three years on the basis that NIO provides all the raw materials to JAC. In addition, for the first 36 months after agreed time of start of production, which was April 2018, the Group should compensate JAC operating losses incurred in Hefei Manufacturing Plant. In May 2021, the Group entered into a renewed manufacturing agreement regarding the joint manufacturing of the Group’s vehicles, pursuant to which, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline. The fee arrangements under the renewed arrangements consist of the following: (i) asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually; (ii) vehicle production and processing fees recorded on per-vehicle basis, payable monthly and subject to adjustment annually; and (iii) certain compensatory

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

arrangements; (iv) relevant tax; and (v) purchase amount of certain production materials. For the nine months ended September 30, 2020 and 2021, JAC charged the Group RMB65,384 and nil, respectively, based on the actual losses incurred in Hefei Manufacturing Plant during the same periods, which was recorded in cost of sales.

17.	Research and Development Expenses

Research and development expenses consist of the following:

	Nine Months Ended September 30,
	2020	2021
Employee compensation	991,252	1,659,053
Design and development expenses	452,833	873,510
Depreciation and amortization expenses	149,050	146,466
Rental and related expenses	39,443	39,721
Travel and entertainment expenses	10,315	25,470
Others	15,434	19,116
Total	1,658,327	2,763,336

18.	Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Nine Months Ended September 30,
	2020	2021
Employee compensation	1,176,369	1,960,373
Marketing and promotional expenses	401,842	969,543
Rental and related expenses	371,361	544,291
Depreciation and amortization expenses	252,740	253,091
Professional services	224,556	276,061
IT consumable, office supply and other low value consumable	47,096	141,352
Travel and entertainment expenses	24,857	49,894
Bad debt provision	5,945	38,283
Others	220,699	286,995
Total	2,725,465	4,519,883

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.	Redeemable non-controlling interests

Investment in XPT Auto

XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT Auto”), the Group’s wholly owned subsidiary had its redeemable preferred share (“XPT Auto PS”) financing of RMB1,269,900 to certain third party strategic investors in the second quarter of 2018. These third party strategic investors’ contributions in XPT Auto were accounted for as the Group’s redeemable non-controlling interests and were classified as Mezzanine equity. Pursuant to XPT Auto’s share purchase agreement, the XPT Auto PS issued to third party strategic investors have the same rights as the existing ordinary shareholder of XPT Auto except that they have following privileges:

Redemption

The holders of XPT Auto PS have the option to request XPT Auto to redeem those shares under certain circumstance: (1) a qualified initial public offering of XPT Auto has not occurred by the fifth anniversary after the issuance of XPT Auto PS; (2) XPT Auto doesn’t meet its performance target (revenue and net profit) for each of the year during FY2019 and FY2023; or (3) a deadlock event lasts for 60 working days and cannot be resolved.

The redemption price should be equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of redemption.

Liquidation

In the event of any liquidation, the holders of XPT Auto PS have preference over holders of ordinary shares. On a return of capital on liquidation, XPT Auto’s assets available for distribution among the investors shall first be paid to XPT Auto PS investors at the amount equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of liquidation. The remaining assets of XPT Auto shall all be distributed to its ordinary shareholders.

The Company recognized accretion to the respective redemption value of the XPT Auto PS as a reduction of additional paid in capital over the period starting from issuance date. For the nine months ended September 30, 2020 and 2021, the Company recorded RMB95,029 and nil , respectively, of accretion on redeemable non-controlling interests to redemption value.

In November 2020, the Company, through its wholly owned subsidiary, purchased all the equity interests in XPT Auto held by its minority shareholders with a cash consideration of RMB1.6 billion, which equaled the redemption price. As a result, the Company indirectly wholly owned XPT Auto thereafter. The Company accounted for such transaction as an equity transaction. The equity interests held by the minority shareholders, which were recorded as redeemable non-controlling interests with the carrying value of RMB1.6 billion, were derecognized accordingly.

Investment in NIO China

On April 29, 2020, the Company entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO Holding, the legal entity of NIO China wholly owned by the Company pre-investment, with a group of investors (collectively, the “Strategic Investors”), pursuant to which, the Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Company received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Company repurchased 8.612% equity interests owned by one of the Strategic Investors of NIO China with the total consideration of RMB511.5 million, consisting of the actual capital investment plus accrued interest. On February 2021, the Company, through one of its wholly-owned subsidiaries, purchased from two of the Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, NIO, through its wholly owned subsidiary, entered into a definitive agreement to increase its shareholding in NIO China and repurchased 1.418% equity interests from the minority strategic investors for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023.5 million (US$314.0 million) in accretion on redeemable non-controlling interests to redemption value. As of September 30, 2021, the Group paid RMB500 million and the remaining RMB2.0 billion was recorded in other payable. As of September 30, 2021, the registered capital of NIO China was approximately RMB6.429 billion, and the Company hold 92.114% controlling equity interests in NIO China. The Company is fulfilling the Company’s other obligations, including injecting the Asset Consideration into NIO China, in accordance with the Hefei Agreements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Pursuant to NIO China’s share purchase agreement, each of the Strategic Investors has the right to request the Company to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to submit the application for a Qualified Initial Public Offering in 48 months commencing from June 29, 2020, failure to complete a Qualified Initial Public Offering in 60 months commencing from June 29, 2020, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 8.5 % that is not solely within the control of the Company.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequent accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital. For the nine-month ended September 30, 2020 and 2021, the Company recorded RMB110,835 and RMB6,519,698 of accretion on redeemable non-controlling interests to redemption value.

20. Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, each Class B ordinary share shall entitle the holder thereof to four (4) votes on all matters subject to vote at general meetings of our company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of our company.

As of December 31, 2020 and September 30, 2021, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,503,736,290 Class A Ordinary Shares, 128,293,932 Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

On June 15, 2020 and subsequently on June 18, 2020, the Company consummated the follow-on offering of a total of 82,800,000 American depositary shares (the “ADSs”) at a price of US$5.95 per ADS.

On September 2, 2020, the Company consummated another follow-on offering of a total of 101,775,000 American depositary shares (the “ADSs”) at a price of US$17.00 per ADS.

On December 16, 2020 and subsequently on December 17, 2020, the Company consummated another follow-on offering of a total of 78,200,000 American depositary shares (the “ADSs”) at a price of US$39.00 per ADS.

As disclosed in Note 11 (ii), the Company induced early conversion of its outstanding 2024 Notes and with US$581,685 principal amount (including additional 9% premium) in January 2021 and issued a total of 62,192,017 ADSs. In May 2021, US$1,000 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 115,665 ADSs to the holders of such notes. In August and September 2021, US$1,765 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 178,729 ADSs to the holders of such notes.

On September 7, 2021, the Company announced the sales of up to an aggregate of US$2 billion of its ADSs, each representing one Class A ordinary share of the Company, through an at-the-market equity offering program. As of September 30, 2021, the Company completed the sales of 2,593,179 ADSs with net proceeds of RMB602,814.

As of December 31, 2020, and September 30, 2021, 4,000,000,000 ordinary shares were authorized. 1,529,031,103 shares and 1,609,056,068 shares were issued, and 1,526,539,388 shares and 1,590,573,377 shares were outstanding as of December 31, 2020 and September 30, 2021, respectively. The share number excludes 32,356,429 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	Nine Months Ended September 30,
	2020	2021
Cost of sales	3,575	22,065
Research and development expenses	32,595	217,456
Selling, general and administrative expenses	90,725	373,928
Total	126,895	613,449

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the nine months ended September 30, 2020 and 2021.

(a) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant options and restricted shares of the Company to its employees, directors, and consultants.

The Company granted both share options and restricted shares to the employees. The share options and restricted shares of the Company under 2015 Plan have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2015 plan, share options granted to the non-NIO US employees of the Group are only exercisable upon the occurrence of an initial public offering by the Company.

In 2016, 2017 and 2018, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan”) and the 2018 Stock Incentive Plan (the “2018 Plan”). The share options of the Company under 2016 and 2017 Plan have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

The Group did not recognize any share-based compensation expenses for options granted to the non-NIO US employees of the Group until completion of the Company’s IPO on September 12, 2018. The Group recognized the share options and restricted shares of the Company granted to the employees of NIO US on a straight-line basis over the vesting term of the awards, net of estimated forfeitures. Share-based compensation expenses for options granted to the non-NIO US employees of the Group before IPO were recognized by using the graded-vesting method.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the nine months ended September 30, 2020 and 2021:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2019	88,843,972	2.38	6.77	164,363
Granted	14,243,500	2.95	—	—
Exercised	(11,533,123)	1.34	—	—
Cancelled	(8,022,851)	3.03	—	—
Expired	(1,314,412)	4.49	—	—
Outstanding as of September 30, 2020	82,217,086	2.53	6.61	1,536,695
Outstanding as of December 31, 2020	79,318,499	3.59	6.39	3,581,119
Granted	2,402,150	40.21
Exercised	(7,552,207)	2.30
Cancelled	(1,891,646)	12.75
Expired	(5,039)	17.21
Outstanding as of September 30, 2021	72,271,757	4.70	5.70	2,267,508
Vested and expected to vest as of December 31, 2020	78,405,625	3.58	6.39	3,540,734
Exercisable as of December 31, 2020	32,504,454	2.28	6.24	1,510,113
Vested and expected to vest as of September 30, 2021	71,689,546	4.68	5.70	2,250,540
Exercisable as of September 30, 2021	42,414,771	2.77	5.69	1,397,359

The total share-based compensation expenses recognized for share options during the nine months ended September 30, 2020 and 2021 was RMB123,781 and RMB389,202 respectively.

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans during the nine months ended September 30, 2020 and 2021 was US$1.47 and US$34.03, respectively, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Nine Months Ended September 30,
	2020	2021
Exercise price (US$)	2.38-13.36	2.39 - 41.53
Fair value of the ordinary shares on the date of option grant (US$)	2.38-13.36	39.54 - 41.53
Risk-free interest rate	0.47%-0.55%	1.08%-1.47%
Expected term (in years)	7-10	7-10
Expected dividend yield	0%	0%
Expected volatility	54%	55%
Expected forfeiture rate (pre-vesting)	6%	2%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2020, and September 30, 2021, there were RMB109,905 and RMB68,965 of unrecognized compensation expenses related to the stock options granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 2.73 and 2.05 years, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2020 and September 30, 2021, there were RMB430,414 and RMB483,798 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees which is expected to be recognized over a weighted-average period of 2.01 years and 1.40  years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Share-based compensation expenses of nil and 7,444 related to restricted shares granted to the employees of NIO US was recognized for the nine months ended September 30, 2020 and 2021, respectively.

As of December 31, 2020, and September 30, 2021, there were nil and 127,724  of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of nil and 3.65  years, respectively.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2019 and September 30, 2020	—	—
Unvested at December 31, 2020	—	—
Grant	526,962	41.45
Forfeited	(23,140)	40.28
Unvested at September 30, 2021	503,822	41.50

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2017 and 2018 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2019	31,948	6.60
Granted	2,203,469	4.26
Vested	(2,165,417)	3.85
Forfeited
Unvested at September 30, 2020	70,000	16.95
Unvested at December 31, 2020	1,735,744	40.05
Granted	9,197,669	33.90
Vested	(584,963)	41.33
Forfeited	(188,343)	38.12
Unvested at September 30, 2021	10,160,107	33.29

As of December 31, 2020, and September 30, 2021, there were RMB472,628 and RMB2,046,492 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 3.65 and 3.64 years, respectively.

Share-based compensation expenses of RMB3,114 and RMB216,803 related to restricted shares granted to the non-US employees was recognized for the nine months ended September 30, 2020 and 2021, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the nine months ended September 30, 2020 and 2021 as follows:

	Nine Months Ended September 30,
	2020	2021
Numerator:
Net loss	(3,915,459)	(1,873,520)
Accretion on redeemable non-controlling interests to redemption value	(205,864)	(6,519,698)
Net loss attributable to non-controlling interests	2,703	131
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(4,118,620)	(8,393,087)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	1,100,928,485	1,561,225,055
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc	(3.74)	(5.38)

For the nine months ended September 30, 2020 and 2021, the Company had potential ordinary shares, including non-vested restricted shares, option granted and Convertible Notes. As the Group incurred losses for the nine months ended September 30, 2020 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. Such weighted average numbers of ordinary shares outstanding are as following:

	Nine Months Ended September 30,
	2020	2021
Outstanding weighted average options granted	50,760	57,438,555
Convertible notes	233,489	47,836,368
Total	284,249	105,274,923

23.	Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	Affiliate
Kunshan Siwopu Intelligent Equipment Co., Ltd.	Affiliate
Nanjing Weibang Transmission Technology Co., Ltd.	Affiliate
Wuhan Weineng Battery Assets Co., Ltd.	Affiliate
Xunjie Energy (Wuhan) Co., Ltd.	Affiliate
Shanghai Weishang Business Consulting Co., Ltd.	Controlled by Principal Shareholder
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Shanghai Yiju Information Technology Co., Ltd.	Controlled by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Information Science and Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Interactive Advertising Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Subsidiary’s non-controlling shareholder
Beijing Chehui Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Xinyi Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Xtronics Innovation Ltd.	Subsidiary’s non-controlling shareholder
Beijing Bitauto Interactive Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Weixu Business Consulting Co., Ltd.	Controlled by Principal Shareholder

In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing)Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. were no longer controlled by Mr. Bin Li, and were no longer the Group's related parties.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the nine months ended September 30, 2020 and 2021, service income was primarily generated from property management and miscellaneous research and development services the Group provided to its related parties.

	Nine Months Ended September 30,
	2020	2021
Wuhan Weineng Battery Assets Co., Ltd.	—	37,948
Nanjing Weibang Transmission Technology Co., Ltd	1,163	1,197
Beijing Weixu Business Consulting Co., Ltd.	—	165
Total	1,163	39,310

(ii) Acceptance of services

	Nine Months Ended September 30,
	2020	2021
Beijing Bit Ep Information Technology Co., Ltd.	4,159	3,803
Beijing Yiche Interactive Advertising Co., Ltd.	—	472
Tianjin Boyou Information Technology Co., Ltd.	1,594	217
Beijing Chehui Hudong Guanggao Co., Ltd.	61,171	—
Beijing Xinyi Hudong Guanggao Co., Ltd.	20,404	—
Beijing Yiche Information Science and Technology Co., Ltd.	234	—
Shanghai Yiju Information Technology Co., Ltd.	123	—
Total	87,685	4,491

(iii) Cost of manufacturing consignment

	Nine Months Ended September 30,
	2020	2021
Suzhou Zenlead XPT New Energy Technologies Co., Ltd	106,188	84,915

(iv) Purchase of raw material, property and equipment

	Nine Months Ended September 30,
	2020	2021
Kunshan Siwopu Intelligent Equipment Co., Ltd.	8,142	455,070
Nanjing Weibang Transmission Technology Co., Ltd.	35,859	153,981
Xunjie Energy (Wuhan) Co., Ltd	—	24,920
Total	44,001	633,971

(v) Sales of goods

	Nine Months Ended September 30,
	2020	2021
Wuhan Weineng Battery Assets Co., Ltd.	30,973	2,796,637
Beijing Yiche Interactive Advertising Co.,Ltd.	—	485
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	370
Shanghai Weishang Business Consulting Co., Ltd.	—	157
Total	30,973	2,797,649

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(vi) Acceptance of R&D and maintenance service

	Nine Months Ended September 30,
	2020	2021
Kunshan Siwopu Intelligent Equipment Co., Ltd.	554	12,767
Xunjie Energy (Wuhan) Co., Ltd.	—	231
Total	554	12,998

(vii) Loan from related party

	Nine Months Ended September 30,
	2020	2021
Beijing Bitauto Interactive Technology Co., Ltd.	133,419	—

In April 2020, the Company signed a loan agreement with Beijing Bitanto Interactive Technology Co., Ltd for a loan of RMB 130,000 at an interest rate of 6%. As of September 30, 2020, the loan has been fully repaid by the Company.

(viii) Interest Accrual

	Nine Months Ended September 30,
	2020	2021
Huang River Investment Limited	18,136	11,875
Serene View Investment Limited	101,087	—
Total	119,223	11,875

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31,	September 30,
	2020	2021
Wuhan Weineng Battery Assets Co. Ltd	118,779	998,388
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd	50,000	50,000
Nanjing Weibang Transmission Technology Co., Ltd	509	268
Kunshan Siwopu Intelligent Equipment Co., Ltd	617	—
Total	169,905	1,048,656

(ii) Amounts due to related parties

	December 31,	September 30,
	2020	2021
Kunshan Siwopu Intelligent Equipment Co., Ltd	11,986	473,930
Suzhou Zenlead XPT New Energy Technologies Co., Ltd	273,982	279,099
Nanjing Weibang Transmission Technology Co., Ltd	51,687	33,608
Xunjie Energy (Wuhan) Co., Ltd	513	18,419
Wistron Info Comm (Kunshan) Co., Ltd	3,007	2,339
Xtronics Innovation Ltd	1,493	1,161
Beijing Bit Ep Information Technology Co., Ltd	1,768	1,076
Beijing Yiche Interactive Advertising Co.,Ltd	—	472
Beijing Yiche Information Science and Technology Co., Ltd	167	—
Total	344,603	810,104

(iii) Interest payable

	December 31, 2020	September 30, 2021
Huang River Investment Limited.	3,391	75

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Long-term borrowings and interest payable

	December 31,	September 30,
	2020	2021
Huang River Investment Limited.	531,507	384,429

24.	Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	December 31,	September 30,
	2020	2021
Property and equipment	428,448	2,636,325
Leasehold improvements	54,911	483,446
Total	483,359	3,119,771

(b) Contingencies

Between March and July 2019, several putative securities class action lawsuits were filed against the Company, certain of the Company’s directors and officers, the underwriters in the IPO and the process agent, alleging, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. In the E.D.N.Y. action, the Company and other defendants filed their Motion to Dismiss on October 19, 2020. Certain of the Company's directors and officers, who were named as defendants in this action, joined the company’s Motion. On August 12, 2021, the Court denied the Motion to Dismiss. The action has since proceeded to the discovery stage. The Company and other Defendants submitted their respective Answers to Plaintiffs’ Complaint on October 25, 2021, and will continue to proceed with the discovery process, subject to further negotiations with Plaintiffs regarding the scope, steps and timeline for the exchange of documents. In the New York county action, by an order dated March 23, 2021, the Court granted the plaintiffs’ motion to lift the stay in favor of the federal action. Plaintiffs subsequently filed an amended complaint on April 2, 2021.The Company and other defendants filed a motion to dismiss on May 17, 2021. Briefing on the Motion to Dismiss was completed on August 2, 2021. The Court’s decision on the Motion is pending. On October 4, 2021, the Court granted the Company and other Defendants’ Motion to Dismiss. The Court dismissed Plaintiffs’ claims with respect to the subsidy issue with prejudice (not permitting Plaintiffs to amend their claims), and dismissed Plaintiffs’ claims with respect to the quality and design of ES8 without prejudice (allowing Plaintiffs, if they choose, to amend their claims by November 5, 2021). In the Kings County action, the judge has yet to be assigned and there has not been any major development. These actions remain in their preliminary stages. The Company is currently unable to determine any estimate of the amount or range of any potential loss, if any, associated with the resolution of such lawsuits, if they proceed.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords,suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2020 and September 30, 2021, the Group is not a party to any material legal or administrative proceedings.

25.Subsequent events

In October 2021, the Company, through its wholly owned subsidiary, completed the launch of RMB 1,030 million of asset-backed securities by issuing senior debt securities to investors.